Exhibit 99.1

QIWI to Announce Third Quarter 2013 Financial Results on November 19, 2013

MOSCOW, RUSSIA – November 6, 2013 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced that it will host a conference call and webcast on Tuesday, November 19, 2013 at 8:30 a.m. ET to review third quarter 2013 financial results. A press release with third quarter 2013 financial results will be issued before the market opens on Tuesday, November 19, 2013.

The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13572697. The replay will be available until Tuesday, November 26, 2013. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 14 million virtual wallets, over 169,000 kiosks and terminals, and enabled merchants to accept over RUB 44 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Investor Contact

Yakov Barinskiy

Head of Investor Relations

+7.499.709.0192

ir@qiwi.com